

Mail Stop 3030

June 15, 2017

Via E-mail
Peter Altman
Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

> **Re: BioCardia, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2017**
> **File No. 333-218124**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-21419**

Dear Dr. Altman:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-3

Common Stock, page 8

1.   Address in your description of your common stock the vote required for removal of directors.

Exhibits

2.   File the indentures, rather than forms of the indentures. Also include the information you indicate is included as exhibits 4.3 and 4.5.

Exhibit 5.1

3.   Confirm that, with each take-down of securities on the registration statement, you will file an amended opinion of counsel that does not contain inappropriate assumptions or limitations.

4.   Reconcile the second paragraph which indicates that subscription rights do not underlie the Units with footnote (4) to the fee table of your registration statement.

5.   With regard to the equity securities, file an opinion that addresses the laws of the jurisdiction in which the registrant is organized. We note that the penultimate opinion of this exhibit addresses federal laws and the laws of New York, but the facing page of your registration statement indicates that you are incorporated in Delaware.

Signatures

6.   Include the registrant's name in its signature as required by Form S-3.

Form 10-K for Fiscal Year Ended December 31, 2016

Special Note, page i

7.   You may not disclaim responsibility for your disclosure. Revise the penultimate sentence of the penultimate paragraph accordingly.

Business, page 1

8.   Tell us whether you compensated any of the identified parties that conducted the studies that you describe in this filing.

9.   If your proposed product has not been cleared for marketing by the FDA, tell us the authority on which you rely to indicate that the product is "safe" or "effective" as you do on pages 6, 8 and 9.

Product Overview, page 4

10.   Tell us whether the studies have shown any material disadvantages or risks of your proposed products other than those mentioned in the fourth paragraph on page 5.

11.   Clarify the difference between "post-acute myocardial infarction" mentioned on page 7 and the scope of your current IDE. We note your disclosure on page 4 that patients have been treated in post-acute infarction.

Business Strategy, page 10

12.   Disclose the existence of and reasons for material delays. For example, you disclose on page 10 that a trial is expected to have top-line results in 2019. However, BioCardia, Inc. disclosed on page 79 of Amendment No. 2 to Form S-1 filed on July 13, 2015 the anticipation of top-line trial results in the second half of 2017.

Manufacturing, page 11

13.   Tell us the status of your resolution of the observations from the February 2017 inspection.

Intellectual Property, page 11

14.   We note your disclosure regarding patents expiring beginning in 2017. Provide us your analysis of the materiality of the patents that expire this year and in 2018-2019.

The patent protection of biotherapeutics is complex and uncertain, page 51

15.   Tell us why publication of information relating to your potential products may prevent you from enforcing patents as you mention in this risk factor.

Sales of a substantial number of shares of our common stock, page 59

16.   Clarify the effect on sales if you were determined to have been an issuer described in Rule 144(i)(1)(i). In this regard, we note your reference on page 98 regarding your exclusion of information based on guidance in a Compliance and Disclosure Interpretation referring to transactions such as those in which the legal acquirer is a non-operating public shell.

Item 10. Directors, Executive Officers and Corporate Governance, page 99

17.   Provide information for the five-year period required by Regulation S-K Item 401. For example, we note your disclosure regarding Dr. Duckers. Also, avoid vague disclosure such as statements that an executive was "with" an entity; we note for example, your disclosure regarding Mr. McClung.

Item 11. Executive Compensation, page 99

18.   Provide the disclosure required by Regulation S-K Item 402 for all individuals who
        served as the registrant's principal executive officer during the last completed fiscal year.
        We note for example the reference to Andrew Brooks and Steven Rubin in your Form
        8-K filed May 11, 2016. Also, include director compensation for each person who served
        as a director during any part of the last completed fiscal year.

Item 12. Security Ownership, page 99

19.   Tell us why the last row of your beneficial ownership table includes only 10 people given
        the number of directors and executive officers that you identify in the proxy statement.
        Also, show us how any omitted beneficial ownership affects your calculation of the
        aggregate market value of common equity held by non-affiliates under General
        Instruction I.B.1 of Form S-3.

Exhibits

20.   File your agreement with OPKO Health mentioned on page 96. Also, provide us your
        analysis supporting your conclusion that Regulation S-K Item 404 does not require
        disclosure of this transaction in the information incorporated as Item 13 of your Form
        10-K.

Exhibits 31.1 and 31.2

21.   Please amend to provide currently dated Certifications that include the internal control
        over financial reporting language in paragraph 4(b). For guidance, see Regulation S-K
        Compliance and Disclosure Interpretations, Section 215.02. This comment also applies
        to your Form 10-Q for the period ended March 31, 2017.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Michael J. Danaher